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Exhibit 99.4

Allied Domecq PLC

ANNUAL REPORT AND ACCOUNTS REQUEST CARD

  In future, as long as you remain a shareholder of the Company, you will be sent a Summary Financial Statement (copy enclosed) instead of the full Report & Accounts of the Company unless you notify the Company in writing that you wish to receive the full Report & Accounts.

☐
If you wish to receive the full Report & Accounts of the Company rather than a Summary Financial Statement for subsequent financial years, please tick the box, sign and complete the details below and return this reply paid card to the Company's registrars.

  Alternatively, you can opt to receive shareholder communications electronically. Instructions on how to do this can be found on page 74 of the full Report & Accounts of the Company or on page 32 of the Summary Financial Statement.

Signature	Date
Full Name
Address

BUSINESS REPLY SERVICE LICENCE NO.
Computershare Investor Services PLC PO Box 82 The Pavilions Bridgwater Road Bristol BS99 7NH UK

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  Exhibit 99.4